Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
RANDGOLD FORGES AHEAD IN TOUGH YEAR
London, 7 February 2011 - Despite operational and political setbacks in a generally challenging year, Randgold Resources boosted its profit for 2010 by 43% to US$120.6 million on the back of a stronger Q4 performance which drove up attributable production by 30% to 132 099 ounces quarter on quarter.
Lifted by a rise in the gold price, Q4 gold sales were up 25% at US$145 million but would have been considerably higher had 23 428 ounces produced at the new Tongon mine not remained unsold at year end due to disruptions related to the disputed outcome of the Côte d’Ivoire elections in November. The sale of these ounces would have added US$21.7 million to annual profit.
The significant improvement in profit for the year has led the board to propose an 18% increase to 20 US cents per share in the dividend. In line with current best practice, shareholders will be asked to approve the dividend at the annual general meeting.
Chief executive Mark Bristow said that given the scale and complexity of the projects the company was developing, 2010 was always going to be a tough year, and it proved even more difficult than expected due to technical problems related to the expansion of the Loulo complex in Mali and the unsettled situation in Côte d’Ivoire.
“In the face of these issues we nevertheless posted some substantial achievements in 2010. Tongon was commissioned on schedule despite difficult circumstances, pouring its first gold on 8 November and producing 28 126 ounces by the end of the year. We completed the feasibility study on Gounkoto, which confirmed the robustness of this project, and open-pit mining has already started there, with ore being stockpiled until the crusher station is ready by mid-year. The crushed ore will be trucked to the nearby Loulo plant for processing. The feasibility study on Kibali has been updated and this has now been rescoped as a significantly larger project, currently envisaged as a 4 million to 6 million tonnes per annum operation over an 18-year mine life. Over the next six months the focus will be on the design and engineering of the infrastructure, the plant, the decline and vertical shaft and the tailings facility. Continued good progress on the pre-development work there means we are still on track for an earlier construction start-up towards the middle of this year. In the meantime, we have also maintained our extensive exploration programmes and last quarter we had 14 rigs drilling at seven project sites in four countries,” he said.
“Loulo had its share of problems in 2010 but its total production of 316 539 ounces for the year was in line with management’s updated forecast. It is clear that the increasing complexity of its operations, and in particular the Yalea underground development, has necessitated a careful re-look at issues such as mining strategy and key service installations, and we’ve brought in the highly experienced Ted de Villiers in the new position of general manager — mining, to head the re-planning team.”
Bristow said the Loulo complex’s production for 2011 was expected to be in line with the forecast of 420 000 to 440 000 ounces, of which approximately 120 000 ounces should be contributed by Gounkoto in the second half of the year. Underground production will be significantly impacted in the first quarter while the Yalea redesign is being completed. Development of Gara, the second underground mine at Loulo, is continuing and ore tonnes from this operation are expected to build up from the second quarter.
The joint venture at Morila, now a retreatment operation, is expected to produce around 200 000 to 210 000 ounces in 2011 while Tongon should contribute 260 000 to 270 000 ounces, provided the political situation in Côte d’Ivoire does not impact on the mine much longer.

“On the basis of these projections, Randgold Resources’ group production for 2011 is forecast to be between 750 000 and 790 000 ounces, which represents an increase of more than 70% on last year. Management is targeting total cash costs per ounce, after royalties and taxes, of less than US$600 per ounce for the group, assuming the oil price, Euro-Dollar exchange rate and other input costs remain at current levels,” Bristow said.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
REPORT FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2010
KEY PERFORMANCE INDICATORS:
•	Profit up 43% year on year and 14% on previous quarter

•	Attributable production up 30% quarter on quarter but down 10% year on year

•	Mining commences at Gounkoto after feasibility study confirms robust project

•	Deeper drilling at Gounkoto points to increased underground potential supported by a positive preliminary economic assessment

•	Updated Kibali feasibility study confirms larger project and midyear construction start-up

•	Tongon ramps up production on first stream despite challenges in Côte d’Ivoire

•	Loulo hedge commitments completed — full exposure to gold spot price going forward

•	New executive to implement revised mining plan at Loulo

•	Group attributable production forecast to increase by 70% in 2011

•	Proposed dividend increase of 18%
Randgold Resources Limited (‘Randgold’) had 91 million shares in issue at 31 December 2010
SUMMARISED FINANCIAL INFORMATION

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
US$000	2010	2010	2009	2010	2009

Gold sales*	144 851	116 304	139 153	487 669	434 194

Total cash costs*	83 407	73 642	72 099	289 043	249 183

Profit from mining activity*	61 444	42 662	67 054	198 626	185 011

Exploration and corporate expenditure	12 337	11 850	14 232	47 178	51 111

Profit before income tax and financing activities	50 636	30 081	49 793	136 141	113 764

Profit for the period	32 213	28 155	38 679	120 631	84 263

Profit attributable to equity shareholders	26 802	23 574	32 080	103 501	69 400

Net cash generated from operations	762	47 328	7 413	107 789	63 747

Cash and cash equivalents	366 415	416 920	589 681	366 415	589 681

Gold on hand at period end#	40 858	9 060	2 620	40 858	2 620

Attributable production (ounces)+	132 099	101 468	137 332	440 107	488 255

Attributable sales (ounces)+	108 856	100 373	137 504	413 262	486 324

Group total cash costs per ounce*+ (US$)	766	734	524	699	512

Group cash operating costs per ounce*+ (US$)	692	668	465	632	460

*	Refer to explanation of non-GAAP measures provided, including the changes in the basis of the measurement of costs per ounce.

+	Randgold consolidates 100% of Loulo and Tongon and 40% of Morila.

#	Gold on hand represents gold in dore at the mines multiplied by the prevailing spot gold price at the end of the period.

COMMENTS
Gold sales in the current quarter increased by 25% compared to the previous quarter, mainly attributable to a 15% increase in the gold price received during the quarter of US$1 331/oz (Q3 2010: US$1 159/oz), as well as an 8% increase in ounces sold quarter on quarter. Gold sales for the current quarter would have been 23% higher if all ounces produced at Tongon had been sold, however, 23 428 ounces remained unsold at Tongon at year end resulting from disruptions in Côte d’Ivoire following the disputed elections in November. Compared to the corresponding quarter in 2009, gold sales increased by 4% as a result of a 32% increase in the average gold price received in the current quarter (Q4 2009: US$1 012/oz), partially offset by a 21% decrease in ounces sold. Total cash costs per ounce increased by 4% in the current quarter compared to the previous quarter as a result of the 13% increase in cash costs, partially offset by an 8% increase in ounces sold.* Total cash costs for the quarter of US$83.4 million were 13% higher than the previous quarter (Q3 2010: US$73.6 million) and up 16% from the corresponding 2009 quarter (Q4 2009: US$72.1 million). The increase in the current quarter was largely attributable to increased mining costs at Loulo as well as costs related to the commencement of mining at Tongon. The increase in costs from the corresponding quarter in the prior year was mainly attributable to the higher input costs and higher open pit and underground mining costs at Loulo, a higher royalty payable as a result of higher gold revenues received as well as the impact of the Tongon costs following first production from the mine. Costs relating to ounces produced but not sold will be recognised in the next quarter when the ounces were actually sold and the revenue from these sales recognised.
Profit from mining activity for the current quarter increased by 44% compared to the previous quarter principally as a result of the increased gold sales as stated above. However profit from mining decreased by 8% compared to the corresponding quarter in 2009, mainly due to increased costs partially offset by an increase in gold sales.
Exploration and corporate expenditure of US$12.3 million for the quarter is in line with the expenditure incurred in the prior quarter. The decrease of US$1.9 million in expenditure compared to the corresponding quarter in 2009 is a result of exploration expenditure incurred during that quarter following accelerated drilling work at Massawa and Gounkoto, expenditure which is now being capitalised, following the approval of the prefeasibility study early in 2010.
Profit for the quarter was US$32.2 million, compared to a profit of US$28.2 million in the previous quarter and US$38.7 million in the corresponding quarter of 2009. However, had the gold from Tongon been sold at year end, profit for the current quarter would have been US$21.8 million higher, 91% higher than the previous quarter and 40% higher than the corresponding 2009 quarter.
Profit for the quarter includes a gain of US$7.6 million in other income on the sale of a further 5 million shares held in Volta Resources which were acquired in 2009 as part of the sale of the Kiaka project in Burkina Faso. The previous quarter includes a gain of US$5.4 million in respect of the sale of 5 million Volta Resources shares. Profit for the 31 December 2009 quarter included a gain of US$10.7 million related to the sale of the Kiaka project to Volta Resources.
Other expenses include operational exchange losses of US$7.4 million compared to operational exchange gains of US$1.9 million included in other income in the previous quarter. This is due to the settling of invoices in currencies other than US Dollar, as well as the translation of balances denominated in currencies such as South African Rand, Canadian Dollar and Euro to the closing US Dollar rate.
Gold sales for the year of US$487.7 million increased by 12% compared to the previous year’s US$434.2 million, due to an improvement in the average gold price received from US$893/oz in 2009 to US$1 180 in 2010, offset by a 15% decrease in attributable sales to 413 262 ounces.

Total cash costs for the year ended 31 December 2010 of US$289.0 million increased by 16% from US$249.2 million for the previous year, mainly due to the increased mining costs at Loulo, both underground and open pit, as well as the costs associated with Tongon production.
Profit before income tax and financing activities for the year of US$136.1 million increased by 20% from the previous year’s US$113.8 million. Profit before income tax and financing activities is reflected after accounting for exploration and corporate expenditure of US$44.0 million and depreciation of US$28.1 million, reflecting a solid financial performance after substantial investment in the future development of the operations and activities of the company, including the newly commissioned Tongon mine. This compares to the prior year’s exploration and corporate expenditure and depreciation of US$51.1 million and
US$28.5 million respectively, which reflects a larger portion of costs being capitalised in the current year, following the successful completion of prefeasibility studies at the Massawa and Gounkoto projects early in the year.
Profit for the current year of US$120.6 million increased by 43% from US$84.3 million for the year ending 31 December 2009. Earnings per share was US$1.14 for the year ended 31 December 2010, up 33% from 2009. Had the gold from Tongon been sold at year end, earnings# would have been higher by US$21.7 million and earnings per share would have been US$1.38 per share — a 60% increase on 2009.
Following the significant improvement in earnings for the year, the board has proposed to increase the annual dividend by 18% to 20 US cents per share from the 17 US cents per share for the previous year. In line with current best practice, the proposed dividend will be put to shareholders for approval at the AGM, and is expected to be paid by the end of May 2011.

*	Refer to explanation of non-GAAP measures provided, including the changes in the basis of the measurement of costs per ounce.

#	Adjusted earnings have been calculated by adding the gold in dore at Tongon multiplied by the prevailing spot gold price at year end net of production costs.
OPERATIONS
LOULO
During the quarter Loulo produced 80 332 ounces of gold at a total cash cost of US$799/oz, compared to 78 198 ounces in the previous quarter at US$732/oz. Total cash costs per ounce increased by 9% quarter on quarter, mainly as a result of higher fuel prices on the back of the international increase in the crude oil price during the quarter, the impact of the rise and fall factor for the open pit contractor, increased consumable stores at the Yalea underground as well as the impact of higher royalties which were a result of higher gold revenues. The average gold price received during the quarter was US$1 314/oz, a 16% increase on the previous quarter (Q3: 2010 US$1 137/oz), partially reflecting the benefit of the completion of the hedge during the quarter. Together with the increased production, this resulted in an increase in profits from mining of 30% to US$41.1 million (Q3: 2010 US$31.6 million).
The increase in production quarter on quarter was mainly attributable to a moderate increase in plant throughput with slightly higher grades, partially offset by a small decrease in recovery. Total gold produced for the year of 316 539 ounces was in line with management’s reforecast, but 10% lower than the prior year owing to the reduction in the average grade of ore processed.
Total cash costs per ounce increased by 36% in the current year to US$712/oz compared to US$525/oz in the prior year mainly as a result of the higher open pit mining cost, the higher underground mining cost and increased fuel prices, coupled with a reduction in ounces produced owing to the drop in the ore grade.
Loulo was awarded the ISO 14001 environmental accreditation during the quarter. The quarter ended with a total of three lost time injuries. The 2010 Lost Time Injury (LTI) frequency was 1.36 per million hours worked, down from 2.71 in 2009, a significant improvement.
In 2011, the Loulo/Gounkoto complex is forecasting to produce approximately 420 000 to 440 000 ounces (Gounkoto ore is expected to be toll treated through the Loulo plant from mid 2011).

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
LOULO RESULTS	2010	2010	2009	2010	2009

Mining
Tonnes mined (000)	8 600	9 217	9 451	38 932	27 977
Ore tonnes mined (000)	1 137	1 003	1 270	4 597	3 353

Milling
Tonnes processed (000)	829	824	862	3 158	2 947
Head grade milled (g/t)	3.3	3.1	4.1	3.4	4.2
Recovery (%)	90.7	94.8	92.8	92.5	87.7
Ounces produced	80 332	78 198	106 564	316 539	351 591
Ounces sold	79 755	77 865	106 736	313 122	349 660
Average price received+ (US$/oz)	1 314	1 137	984	1 162	864
Cash operating costs* (US$/oz)	725	669	454	647	475
Total cash costs* (US$/oz)	799	732	511	712	525

Profit from mining activity* (US$000)	41 054	31 562	50 428	140 717	118 326

Gold sales*+ (US$000)	104 799	88 540	105 016	363 717	301 963

Randgold owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.

+	Includes the impact of 8 496 ounces delivered at US$499/oz in the quarter ended 31 December 2010, and 15 664 ounces delivered at US$504/oz in the quarter ended 30 September 2010 and 18 750 ounces delivered at US$428/oz in the quarter ended 31 December 2009. Also includes 41 748 ounces for the year ended 31 December 2010 (31 December 2009: 84 996 ounces) delivered into the hedge at US$500/oz (year ended 31 December 2009: US$435/oz).
Yalea underground mine
Total development for Yalea mine in the fourth quarter amounted to 785 metres of which 51 metres was in ore and 734 metres was in waste. The Yalea declines have now been advanced to a distance of
2 004 metres from surface and a vertical depth of 327 metres.
The new Yalea pit decline access from the Yalea pit started at the end of 2010. This second access forms the basis of the second phase in the ventilation programme. This will provide ventilation requirements for the deeper development and stoping.
Stoping output in the fourth quarter improved with 95 148 tonnes achieved in December. During the quarter a total of 207 790 tonnes (including development) was broken. The development to date is 14 454 metres.
The new jaw crusher installation was completed during the quarter and the ventilation model for Yalea reviewed with a new model implemented successfully.
During the quarter, Randgold appointed a new group general manager for mining, Ted de Villiers, who immediately commenced a review of the mines underground operations, the initial results of which are currently being implemented. In particular, following a recent pillar failure, to ensure the safety of the production stream, management has commenced a concerted re-planning of the stope geometry and support system. This will affect the speed of the establishment of new production stopes and the development of production flexibility in the short term. This replanning initiative does not affect the main development programme.
Detailed planning and implementation of the permanent water handling system, including an update of the existing hydrological study, the permanent electrical reticulation and the permanent backfill reticulation commenced in January 2011.
Gara underground mine development
Development for Gara mine in the fourth quarter amounted to 986 metres. The total development completed to date for the project amounted to 1 879 metres, achieving a vertical depth of 127 metres.
Overall site establishment has progressed with the store and change-house nearing completion. The portal access has been completed and the preparation work has started for the box-cut conveyor.

Increased ground water in the development has slowed the decline development. Additional temporary pumps were installed to provide spare pumping capacity should the water quantities increase. A water study was commenced in January 2011 to complement the detailed water handling design.
MORILA
During the quarter Morila produced 59 102 ounces of gold, a small increase over the previous quarter (Q3 2010: 58 174 ounces) and slightly ahead of the mine’s plan. The average gold price received of US$1 374/oz increased by 11% on the previous quarter (Q3 2010: US$1 233/oz) resulting in a 44% increase in profit from mining activity.
Total cash costs per ounce of US$717/oz decreased by 3% over the previous quarter’s US$740/oz, mainly due to a higher production level. Total cash costs were also positively impacted by the small scale mining operation which targeted 25k tonnes of ore at 3.3g/t in the Pit4S project area of the pit. This project was completed in January 2011.
Gold production for the year of 238 607 ounces exceeded management’s annual forecast by 4%, largely as a result of better than planned recoveries and grades.
Total cash costs for the year of US$669/oz increased by 39% over 2009’s US$480/oz mainly as a result of significantly lower grades from the stockpile treatment operation.
During the quarter, one LTI was recorded. However, the year to date frequency (YTD LTIFR) of 0.55 is another excellent improvement on the prior year (2009: 0.92).
In 2011, Morila is forecasting to produce 200 000 to 210 000 ounces.

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
MORILA RESULTS	2010	2010	2009	2010	2009

Mining
Tonnes mined (000)	16	—	—	16	3 657
Ore tonnes mined (000)	13	—	—	13	1 620

Milling
Tonnes processed (000)	1 156	1 108	1 062	4 354	4 303
Head grade milled (g/t)	1.8	1.8	2.5	1.9	2.7
Recovery (%)	90.5	90.4	91.1	90.7	91.4
Ounces produced	59 102	58 174	76 920	238 607	341 661
Ounces sold	61 008	56 270	76 920	238 607	341 661
Average price received (US$/oz)	1 374	1 233	1 110	1 230	968
Cash operating costs* (US$/oz)	635	666	502	595	422
Total cash costs* (US$/oz)	717	740	569	669	480

Profit from mining activity* (US$000)	40 053	27 748	41 565	133 855	166 713

Stockpile adjustment# (US$/oz)	231	296	187	246	98

Attributable (40% proportionately consolidated)

Gold sales (US$000)	33 524	27 763	34 137	117 427	132 231

Ounces produced	23 641	23 270	30 768	95 443	136 664

Ounces sold	24 403	22 508	30 768	95 443	136 664

Profit from mining activity* (US$000)	16 021	11 099	16 626	53 542	66 685

*	Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.

#	The stockpile adjustment per ounce reflects the charge expensed/(credit deferred) in respect of stockpile movements during the period divided by the number of ounces sold. The total cash cost per ounce includes non-cash stockpile adjustments.
The agribusiness land survey is ongoing with the Mali Geographic Institute having been engaged to undertake the necessary land delineation. Small scale trials have been implemented, including the fabrication of 1 000 beehives using recycled wood pallets, and the team is currently evaluating the possible transformation of the old explosive plant and the aggregate plant areas into poultry and animal barns.

The 2011 agribusiness action plans have been drafted and discussed with the affected parties, including representatives from the community, and a number of international NGOs have announced their intention to support Morila in its initiatives.
The microfinance project (CAMIDE) continued to assist former employees and funding was provided for 20 projects.
TONGON
As previously reported, Tongon poured its first gold on 8 November 2010. During the quarter a total of 3 143k tonnes was mined, including 415k tonnes of ore, and 355k tonnes of ore were processed through the newly commissioned plant. The plant performance was in line with expectations in the treatment of oxide ore, with recoveries of 92.2% producing 28 126 ounces during the quarter. The total cash cost per ounce for the quarter was US$459/oz, in line with start-up expectations. Following the disputed November elections in Côte d’Ivoire and the resulting disruptions, only 4 698 ounces were sold during the quarter, on 1 December 2010. As such, (in line with IFRS) costs of US$11.3 million, relating to the ounces produced but not sold, have been deferred to the balance sheet as part of inventories and will be recognised in the next quarter when the ounces were actually sold and the revenue from these sales has been recognised. At year end, the value of the gold on hand at Tongon amounted to US$33.0 million, based on the prevailing gold price at that time, of US$1 410/oz and 23 428 ounces held.
On a tonnage basis, mining production improved by 28% from the third to the fourth quarter of 2010. As highlighted above, production was affected by the in-country political situation as well as groundwater conditions. Mine management has implemented an improved pit dewatering and groundwater action plan which has resulted in improved water conditions in the pit. Management continues to run the operation at reduced output with a single milling stream for better efficiency in terms of power/diesel consumption in the current political climate.
The process plant throughput of 487k tonnes (including pre-production tonnes) for the fourth quarter was 42% below the target of 834k tonnes. The main causes of the tonnage throughput shortfall were the election and political climate and resultant shortfalls in logistics and supply of key equipment, components and spares; secondly, commissioning debugging issues with respect to mechanical completion and instrumentation; and frequent work stoppages related to labour and political concerns. Commissioning issues are being addressed by the engineering team and modifications are being made to the relevant process sections to facilitate ease of tonnage throughput and an improvement in the efficiency of key process circuits. Management, with the help of the local authorities, has engaged with the workforce and local communities and the mine is now functioning normally, albeit with some interruptions and delays related to the continued impasse in the political situation in country.
Five Lost Time Injuries (LTI) were recorded during the quarter. The LTIFR was 2.7 for the year. This was due to the increase in activities in the construction phase and commencement of plant operation. Mine management has intensified safety education of employees, most of whom have not had previous exposure to mining, to instil behaviour-based safety management systems. There were no occupational health incidents reported during the period.
Assuming the situation in the Côte d’Ivoire does not impact upon operations for much longer, Tongon is forecasting to produce approximately 260 000 to 270 000 ounces in 2011.

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
TONGON RESULTS	2010	2010	2009	2010	2009

Mining
Tonnes mined (000)	3 143	2 460	—	7 520	—
Ore tonnes mined (000)	415	283	—	898	—

Milling
Tonnes processed (000)	355	—	—	355	—
Head grade milled (g/t)	2.67	—	—	2.67	—
Recovery (%)	92.2	—	—	92.2	—
Ounces produced	28 126	—	—	28 126	—
Ounces sold	4 698	—	—	4 698	—

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
TONGON RESULTS	2010	2010	2009	2010	2009

Average price received (US$/oz)	1 389	—	—	1 389	—
Cash operating costs* (US$/oz)	418	—	—	418	—
Total cash costs* (US$/oz)	459	—	—	459	—

Profit from mining activity* (US$000)	4 369	—	—	4 369	—

Gold sales* (US$000)	6 527	—	—	6 527	—

Randgold owns 89% of Tongon with the Government of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. The outside shareholders’ and Government’s share is not a free carried interest. Randgold has funded all the investments in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid.

Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

* Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.
The construction of Phase One, being the oxide treatment circuit of the process plant, is practically complete with both mills having been commissioned during the fourth quarter of 2010. With the mills and oxide circuit operational, focus has shifted to the sulphide treatment circuit as well as ancillary/support equipment. Progress, although steady, has been delayed due to the political situation in the country as highlighted in earlier company announcements and above.
The diesel standby power plant is completely commissioned and operational. With regards to the grid power project, the Korhogo substation and the Tongon substation are 90% and 24% complete respectively. The 90kV overhead line is 85% complete and the grid power project is forecast for completion in March 2011.
PROJECTS AND EVALUATION
GOUNKOTO PROJECT
A feasibility study was completed on the Gounkoto open pit mineral reserve. This assessment does not include the potential of the adjacent satellite deposits of P64 and Faraba, nor the depth potential of underground mineral resources. The feasibility is based on a toll treat project whereby the ore is mined and fed through an onsite fixed crusher at Gounkoto. The crushed ore is then loaded onto dedicated haul trucks and trucked approximately 25 kilometres to Loulo and fed directly into the Loulo plant. Infrastructure development will include two diversion dams and a diversion trench to redirect the seasonal rain flows from the east. Support facilities will include accommodation, workshops and offices. The use of the Loulo plant to process Gounkoto ore, as opposed to building a stand-alone operation at Gounkoto, is a superior utilisation of the current infrastructure and human capital and has a reduced environmental footprint. In addition it has significant synergies with the current open pit mining fleet which are nearing completion of open pit mining at Loulo while expediting the realisation of value from Gounkoto, and as such, is a better use of Randgold’s capital.
An economic assessment on the financial viability of the Gounkoto project open pit reserve has been carried out, based on the following parameters summarised below:
•	Total ore mined of 13.79 million tonnes of ore containing 2.3 million ounces of gold at a strip ratio of 9.7:1, to give total tonnes mined of 147 million tonnes.

•	Mining costs average US$2.86/tonne over the Life of Mine.

•	Crush and haul costs average US$5.22/tonne ore.

•	Mill throughput of 100 000 tonnes per month to be treated at the Loulo plant.

•	Plant costs average US$21.69/tonne.

•	G&A cost is US$5.19/tonne over Life of Mine, including outside engineering costs.

•	Capital cost is US$84.7 million including site construction, plant upgrade, preproduction and ongoing capital.
A financial model was run using different gold prices with an average 1.2 million tonnes per year throughput, together with a 5 year tax holiday and 6% royalty, producing the following cashflows and returns:

Initial capital payback period at US$1 000/oz gold price			2 years
Mine Life (total operation life post processing plant commissioning)			11 years
Ounces produced (Koz)			2 153
Gold price (US$/oz)	800	1 000	1 200
NPV 0% (US$m)	396	747	1 083
IRR (%)	32	69	107
Total cash cost (US$/oz)	408	420	432

The project envisages construction and mining over the first six months of 2011. Mining commenced in January 2011 and ore transport will commence to Loulo when a sustainable ore production level is reached. The crusher station is planned to be operational in July 2011. Dam and river diversion together with support facilities are also planned for completion by mid-year.
Project work will continue to develop the underground resources and complete the initial design studies on the underground opportunities. In addition to this project, a heap leach study to assess the potential of processing the low grade material arising from Gounkoto and the satellite deposits of Faraba and P64 and the wider Loulo area will also be undertaken during the year.
A preliminary economic assessment on the financial viability of the Gounkoto project including a conceptual underground project based on the inferred resources below the pit has been carried out, based on the parameters below. Total open pit ore mined of 13.79 million tonnes of ore containing 2.3 million ounces of gold at a strip ratio of 9.7:1 to give total tonnes mined of 147 million tonnes.
•	Open pit mining costs average US$2.86/tonne over the Life of Mine.

•	Total underground ore mined of 10.78 million tonnes of ore at 5.45g/t containing 1.89 million ounces of gold.

•	Underground mining cost of US$25/tonne of ore delivered to the Run of Mill.

•	Crush and haul costs average US$5.22/tonne ore.

•	Mill throughput of 100 000 tonnes per month to be treated at the Loulo plant.

•	Plant costs average US$21.39/tonne.

•	G&A cost is US$5.20/tonne over Life of Mine.

•	Capital cost is US$278.15 million including site construction, plant upgrade, preproduction, underground and ongoing capital.
The Gounkoto underground project is based on inferred resources and as such the tonnes and grade and ounces are conceptual in nature. The underground costs are also conceptual in nature and based on other projects of a similar nature. The financial assessment is thus preliminary and the underground inferred resources are deemed too speculative geologically to have economic considerations applied to them to be classified as mineral reserves and thus there is no certainty that the economic assessment will be realised. The study has been completed to give guidance on the future potential of the larger project.
A financial model run using different gold prices with an average 1.2 million tonnes per year throughput, together with a 5 year tax holiday and 6% royalty produced the following cashflows and returns:

Initial capital payback period at US$1 000/oz gold price			2 years
Mine Life (total operation life post processing plant commissioning)			22 years
Ounces produced (Koz)			4 155
Gold price (US$/oz)	800	1 000	1 200
NPV 0% (US$m)	668	1 272	1 866
IRR (%)	29	66	104
Total cash cost (US$/oz)	407	419	431
KIBALI PROJECT
The Kibali project once again made good progress during the quarter:
•	The Resettlement Action Plan (RAP) has progressed to the point where construction of houses in the resettlement area (Kokiza) is scheduled to commence in February 2011.

•	The design of a new church complex has been finalised by the architects commissioned by the church and is being prepared for construction tendering.

•	The two Durba lakes have been drained in order to prepare for grade control drilling as well as the preparation of the construction site.

•	The agreement with Okimo regarding the acquisition of the Durba Mill, the Durba Tailings, property situated on the Exclusion Zone has been executed; Okimo ceased all activities in their industrial operations in the Exclusion Zone as of the second week of December 2010. The first payment in terms of this agreement between Kibali and Okimo was made.

•	Engineering and planning work regarding the hydro power solution for Kibali continued and work on the Nzoro power scheme is now entering the detailed design stage.
An update to the feasibility study along with an updated financial model was presented to the Kibali Joint Venture in January. The study will now go through a process of further internal and external reviews and optimisation of the mining and processing rates and capital estimates and in particular scheduling of the capital ahead of final design and approval which is targeted for mid 2011.
Revised open pit and underground mining designs together with schedules have been completed, and support a 4 Million Tonnes Per Annum (Mtpa) operation over an estimated 19 year Mine Life. Updated processing costs and G&A costs have been generated based on the larger plant throughput. These have been used to update the feasibility study, utilising an integrated open pit and underground mine and feed schedule. A full flotation plant is expected to be commissioned on plant start-up, planned for late 2013. Full flotation and flash flotation circuits will be incorporated due to an overall increase in gold recovery. Carbon in Leach (CIL) treatment of the flotation tailings stream will be utilised as this significantly enhances the overall process recovery.
During the update of the feasibility study an opportunity for a larger project of 6 Mtpa throughput was also identified, due to the large build up in ore stockpiles. As the feasibility update continues, more work will be done to optimise the project for the benefit of all stakeholders.
The underground mine design was completed by SRK Perth and consists of an initial single decline that accesses the ore beneath the KCD pit and then connects with a vertical shaft ore hoisting system to exploit the high tonnage stopes of the 5 000 lode and deeper 9 000 lodes. A trade off investigation points towards a blind sink of the vertical shaft being the preferred method, thus divorcing the capital sink from the operating mine as opposed to a drill and ream method of shaft sinking which would intrinsically link the decline development to the shaft progress. RSV Perth has been awarded the feasibility study for the shaft, which is targeted for completion in the second quarter of 2011, pending the completion of geotechnical drilling.
The updated study, which is based only on existing reserves, currently anticipates:
•	Total open pit ore mined of 37 million tonnes of ore containing 3.2 million ounces of gold at a strip ratio of 3.8:1, to give total tonnes mined of 141 million tonnes.

•	Total underground ore mined of 37 million tonnes of ore containing 6.8 million ounces of gold.

•	Open pit mining costs average US$3.40/tonne over the Life of Mine.

•	Underground mining costs of between US$31 and US$34/tonne.

•	Mill throughput of 4 million tonnes per year.

•	Plant costs average US$11.79/tonne.

•	G&A cost is US$4.43/tonne over Life of Mine, including outside engineering costs.

•	Life of Mine capital cost, including 2010 expenditure, is US$1.4 billion including site construction, plant, hydropower installations, preproduction and ongoing capital.
A financial model carried out using a US$1 000/oz gold price gave the following returns and cash costs of production:

IRR (%)	21
Total cash cost (US$/oz)	388
A Kibali project master schedule has been compiled to monitor the progress of the project as we move into the construction phases. The schedule includes:
•	RAP

•	Mining

•	Environmental

•	Infrastructure

•	Metallurgical plant design and construction

•	Hydropower

•	Tailings storage facility
The schedule is a live document and will be continuously updated as new information becomes available on each of the areas of the project.
Activities planned for 2011 include:

•	Site establishment of civil and construction teams

•	Design and engineering of the metallurgical plant

•	Design and engineering of the mine infrastructure

•	Design and engineering of the decline and vertical shaft

•	Design and engineering of the tailings facility

•	Design and engineering of the Nzoro 2 power station

•	Completion of bulk earthworks for mining, infrastructure and metallurgical plant
MASSAWA PROJECT
The proposed Massawa process plant design consists of crushing, milling, gravity recovery of free gold, flash flotation, full flotation and pressure oxidation of flotation concentrate followed by dedicated leaching/adsorption of flotation concentrate, CIL treatment of gravity/flotation tailings, elution and gold smelting and tailings disposal. Services to the process plant will include reagent mixing, storage and distribution and water and air services.
The current design is subdivided into two independent streams each with 1.8 million tonnes capacity. Each stream can treat either oxide or sulphide ores at 1.8 million tonnes per annum and will therefore be suitable for either a larger 3.6 million tonnes project or a smaller higher grade project that will batch treat initial oxide material and then transfer it to a sulphide recovery plant. Using the above process a metallurgical recovery of 95% in oxides and 90% in sulphide material is anticipated.
A revised geological model and independent resource estimation has been carried out and was in line with the previous open pit estimates. Due to additional drilling there is additional material now reported below the open pit which increases the underground resource.
In the first quarter of 2011, work will continue on optimising the float concentration circuit in an attempt to lower the mass pull and improve the concentration of the sulphides. A feasibility study is targeted for completion by year end.
Exploration will focus on expanding the resources of the satellite deposits in the immediate area in an attempt to build a critical mass of non-refractory material that can be processed together with the more complex Massawa material. The feasibility study will also assess the potential for significant low grade deposits to be exploited on a heap leach basis that could then be processed in addition to the complex material of Massawa.
EXPLORATION ACTIVITIES
The quarter brought to an end a busy and successful year in exploration and put the company in a strong position to continue its strategy of development through exploration successes and organic growth. We have a quality groundholding of 13 624km2 across some of the most prospective gold belts in Africa, from the Democratic Republic of Congo in Central Africa to Senegal in the west, and a resource triangle containing 281 targets from the regional level to reserve definition.
In the fourth quarter we had 14 rigs drilling on seven different project sites in four countries at Gounkoto, Loulo satellites, Massawa satellites, Bambadji, Mali South, Tongon and Kibali.
MALI
Gounkoto
A positive feasibility study was completed on the back of a global mineral resource of 5.76Moz at 5.28g/t in a timeframe of less than two years from first drill hole. With preparations now under way to commence mining in the first quarter of 2011, exploration is now working on evaluating additional opportunities associated with the orebody.
Southern Pit area: Near-surface RC drilling has identified an area of wide high grade gold mineralisation in the southern part of the deposit: GKAGCRC119 — 61.00 metres at 8.09g/t from 35.00 metres; and GKAGCRC120 — 78.00 metres at 4.74g/t from 28.00 metres. This mineralisation has been further confirmed by a diamond twin and additional RC holes along strike. Although drilling is ongoing, preliminary results suggest this is a dilation zone within the main structure which plunges to the north, potentially related to a fold and has a strike potential of 125 metres to a vertical depth of nearly 90 metres.
Fe Structure: A north-south orientated iron rich structure, which locates to the west of the main zone, is providing further upside following RC drilling: Drill hole GKAGCRC293 — 19.00 metres at 10.72g/t from 3.00 metres; and GKAGCRC294 — 26.00 metres at 14.56g/t from 32.00 metres. The strike potential currently being evaluated is 275 metres to a vertical depth from surface of 120 metres where the weighted average gold grade is 4.47g/t.
Jog Zone: A broad zone of high grade gold mineralisation has been intersected at the base of the US$700 pit shell, over a strike length of 100 metres: GKDH281 — 100.00 metres at 8.37g/t from 197.20 metres; GKDH285 — returned 93.45 metres at 5.51g/t from 182.00 metres; GKDH286 — 47.05 metres 6.20g/t from 122.95 metres; and GKDH283 — 55.30 metres at 11.60g/t from 187.50 metres.
Hangingwall: Drilling on the hangingwall has confirmed continuity of gold mineralisation associated with Si-Alb-CO3 alteration within a brittle fault, striking approximately north-south; the average weighted gold grade from drilling is 2.2g/t over a 500 metre strike length.
Mineralisation is open in all directions with both shallow and steep high grade plunges evident, the follow-up of these will be prioritised as part of a programme to advance the underground evaluation study in 2011.
Gounkoto: Q4 Main Zone diamond drill hole intersections

				True
	From	To	Interval	Width	Grade
Hole Id	(m)	(m)	(m)	(m)	(Au g/t)	Including

GKDH277	220.90	235.90	15.00	14.58	4.05	8.80m @ 6.05g/t (225.20m)

GKDH278	89.00	99.10	10.10	9.54	2.98
	123.30	140.00	16.70	14.29	2.94

GKDH281	197.20	297.20	100.00	91.00	8.37	19.35m @ 17.27g/t (203.55m) and 7.5m @ 24.33g/t (233.90m)

GKDH283	187.50	242.80	55.30	47.76	11.60	35.45m @ 11.93g/t (187.50m) and 12.95m @ 15.93g/t (229.85m)

GKDH285	182.00	275.45	93.45	81.00	5.51	25.80m @ 9.66g/t (183.20m) and 7.80m @ 12.68g/t (261.80m)

GKDH286	122.95	170.00	47.05	30.19	6.20	4.75m @ 30.09g/t (122.95m) and 2.77m @ 26.89g/t (133.53m)

GKDH287	206.70	221.00	14.30	12.74	12.39

GKDH291	527.60	541.70	14.10	11.62	1.65	0.80m @ 10.80g/t from 533m

Loulo Satellites
Exploration work carried out on the Yalea structure this quarter included diamond drilling beneath the pit at Loulo 3 and RC drilling within the US$1 000 whittle shell on the Loulo 2/3 Gap target. Encouraging results have been returned from the first 4 deep holes at Loulo 3, returning: L3DH33 - 4.70 metres at 2.50g/t from 235.10 metres; L3DH35 — 6.00 metres at 4.59g/t from 224 metres; L3DH36 - 10.40 metres at 10.22g/t from 221.15 metres; and L3DH39 — 9.50 metres at 7.59g/t from 183 metres.
Bambadji
At Bambadji, we began our first diamond drilling programme on the permit with holes planned to test major structures at five separate targets, which represent Gara, Yalea and Gounkoto styles of mineralisation. By the year end six holes had been drilled on two targets; Kolya and Waraba. The programme has intersected strongly deformed and altered rocks containing pyrite mineralisation at both targets. However intersections from the Kolya target have so far confirmed a narrow mineralised quartz tourmaline (QT) system beneath surface work. Nevertheless, potential remains here as it may be more strongly folded than previous interpretations suggested. At Waraba, the holes intersected a large alteration system on the margin of an albitite intrusive.
Mali South
On the Tanexco JV permit, Kola, to the south of Morila mine, an initial phase of reconnaissance diamond drilling commenced, testing blind conceptual Morila type targets. Interpretations indicate the presence of an open fold within the sedimentary embayment together with intrusive tonalites. The first borehole has confirmed the geological model and the presence of pyrrhotite, arsenopyrite and molybdenum mineralisation have been noted, adjacent to tonalite intrusive and phenocrystic sediments, confirming a broad similarity to Morila style mineralisation.
SENEGAL
Our key objective is the discovery of at least 2 million ounces of non-refractory ore to supplement the ore from Massawa. RC drilling at Sofia highlights a bulk low grade gold system over a 4 kilometre strike length, while a narrow high grade gold system has been defined at Delya over 1 kilometre in strike length. These targets are being modelled for preliminary resource calculations. RC drilling continued during the fourth quarter testing the targets of Bambaraya and Bakan, these will be followed by Khosa and Tina. As well as RC drilling on known satellite targets the team commenced the evaluation of the next level of targets for drilling in the first quarter: Kawsara, Manja, Galama, Sira, Kaldou, Makana, KB and KA. Additionally, work also commenced on generating new targets at Nouma, Makana East and Sofia South.
On the Massawa deposit detailed analysis and modelling continued, concentrating on the central zone, on the distribution and orientation of coarse gold bearing stibnite (antinomy rich) veins to generate new opportunities within the deposit.
CÔTE D’IVOIRE
Tongon
Exploration work started in the fourth quarter with planning and preparations to complete a significant amount of drilling including RAB, RC and diamond. However due to the elections and subsequent political instability, exploration work was suspended. Some work was completed with the focus on advanced targets (Seydou, Tongon West) and follow-up targets (Nafoun South and Sekala). Work included minor RAB and trenching programmes to test the near surface expression of the mineralised structures. However, no planned RC or diamond drilling was completed. This work was postponed until 2011.
DEMOCRATIC REPUBLIC OF CONGO
Kibali
During the fourth quarter, drilling at Kibali concentrated on feasibility work and underground infrastructure with holes completed for geotechnical studies (shaft hole, declines and underground stopes) and hydrogeological modelling. In addition, one infill resource hole (DDD531A — results include 16 metres at 9.64g/t and 27 metres at 7.14g/t) was completed to convert a large area of high grade inferred mineral resources to the indicated category and preliminary test work on the grade variability within both the KCD and Sessengue open pit with short spaced RC drilling was completed, the results of which confirmed the latest geological model in terms of grade tenure and distribution.
While this work was progressing, exploration concentrated on looking towards future exploration opportunities by analysing the possibility of extensions to the known deposits, the evaluation of satellite deposits and generative work identifying new targets for testing, most notably Gorumbwa, Agbarabo, Pakaka, Renzi and Megi.
Future work programmes
The key strategic focus for exploration for 2011 is five-fold:
•	Sabodala Belt Senegal: Completion of the Massawa feasibility study and the exploration of satellite targets to deliver 2Moz of non-refractory ore.

•	Senegal-Mali shear zone (SMS): Completion of an underground economic scoping study at Gounkoto and the identification of additional satellite deposits both around Gounkoto and Loulo. At the same time we are also reviewing the possibility of a heap leach operation to treat low grade ore.

•	Northern Côte d’Ivoire: Full evaluation of targets to provide satellite deposits and incremental ounces to the Tongon operation.

•	Kibali: Define the boundaries of the Sessengue-KCD deposit with strategic drilling, and the evaluation of satellite deposits most notably; Gorumbwa and Agbarabo. Reconnaissance drilling will also be completed following generative work and 3 dimensional modelling of the airborne EM data which highlighted a number of interesting targets including Renzi, Megi and Pakaka.

•	Develop at least one new exploration footprint.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
US$000	2010	2010	2009	2010	2009

REVENUES
Gold sales on spot	148 402	123 830	151 055	505 889	476 553
Loss on hedging contracts	(4 763)	(7 995)	(12 425)	(21 336)	(43 773)
Total revenues	143 639	115 835	138 630	484 553	432 780

Other income	7 628	8 231	5 303	22 633	8 975

Total income	151 267	124 066	143 933	507 186	441 755

COST AND EXPENSES

Mine production costs	74 207	58 395	57 021	247 850	196 318
Movement in production inventory and ore stockpiles	(12 841)	3 540	607	(16 152)	5 741
Depreciation and amortisation	2 516	9 350	7 722	28 127	28 502
Other mining and processing costs	8 305	3 893	5 730	20 598	19 073

Mining and processing costs	72 187	75 178	71 080	280 423	249 634

Transport and refining costs	496	388	432	1 653	1 594

Royalties	8 096	6 569	8 154	27 680	25 410

Exploration and corporate expenditure	12 337	11 850	14 232	47 178	51 111

Other expenses	7 515	—	242	14 111	242

Total costs	100 631	93 985	94 140	371 045	327 991

Finance income	(1 349)	2 516	539	1 304	3 444

Finance costs	(3 694)	(931)	(1 210)	(5 270)	(1 915)

Provision for financial assets	—	—	(3 670)	12 980	(9 580)

Finance income/(costs) — net	(5 043)	1 585	(4 341)	9 014	(8 051)

Profit before income tax	45 593	31 666	45 452	145 155	105 713

Income tax expense	(13 380)	(3 511)	(6 773)	(24 524)	(21 450)

Profit for the period	32 213	28 155	38 679	120 631	84 263

Other comprehensive income

Cash flow hedges	4 219	2 524	6 273	14 242	26 730

Currency translation differences	—	—	1 047	—	1 047

(Loss)/gain on available-for-sale financial assets	(2 494)	3 766	8 970	2 776	8 970

Other comprehensive income	1 725	6 290	16 290	17 018	36 747

Total comprehensive income	33 938	34 445	54 969	137 649	121 010

Profit attributable to:

Owners of the parent	26 802	23 574	32 080	103 501	69 400

Non-controlling interests	5 411	4 581	6 599	17 130	14 863

	32 213	28 155	38 679	120 631	84 263

Total comprehensive income attributable to:

Owners of the parent	28 527	29 864	48 709	120 519	106 486

Non-controlling interests	5 411	4 581	6 260	17 130	14 524

	33 938	34 445	54 969	137 649	121 010

Basic earnings per share (US$)	0.29	0.26	0.36	1.14	0.86

Diluted earnings per share (US$)	0.29	0.26	0.35	1.13	0.84

Average shares in issue (000)	91 047	90 837	89 918	90 645	81 023

These results are presented as the fourth quarter report and announcement of the results for the twelve months ended 31 December 2010. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2009 and which will form the basis of the 2010 annual report. This announcement has been prepared in compliance with IAS 34 — Interim Financial Reporting.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Unaudited	Audited
	at 31 Dec	at 31 Dec
US$000	2010	2009

Assets
Non-current assets
Property, plant and equipment	901 959	507 219

Cost	1 057 447	634 580
Accumulated depreciation and amortisations	(155 488)	(127 361)

Deferred tax	379	290
Long term ore stockpiles	9 123	34 178
Receivables	1 341	5 292
Mineral properties	406 000	405 779
Available-for-sale financial assets	—	29 020

Total non-current assets	1 318 802	981 778

Current assets
Inventories and ore stockpiles	195 523	109 113
Receivables	97 738	121 786
Cash and cash equivalents	366 415	589 681
Available-for-sale financial assets	15 862	17 810

Total current assets	675 538	838 390

Total assets	1 994 340	1 820 168

Equity attributable to owners of the parent	1 792 041	1 646 485
Non-controlling interests	53 905	36 775

Total equity	1 845 946	1 683 260

Non-current liabilities
Borrowings	—	234
Loans from minority shareholders	2 718	2 945
Deferred tax	12 611	4 762
Financial liabilities — forward gold sales	—	—
Provision for rehabilitation	29 564	16 916

Total non-current liabilities	44 893	24 857

Current liabilities
Financial liabilities — forward gold sales	—	25 312
Trade and other payables	95 255	82 080
Current tax payable	8 012	3 609
Borrowings	234	1 050

Total current liabilities	103 501	112 051

Total equity and liabilities	1 994 340	1 820 168

Property, plant and equipment at cost increased by US$422.9 million at cost for the year ended to 31 December 2010. This can be attributed to continued capital expenditure across the group’s projects and operations. Capital expenditure of US$239.6 million was spent on bringing the Tongon mine into production and US$33.2 million on the Kibali project. During the year a further US$66.2 million was incurred on the Yalea and Gara underground projects at the Loulo mine, while an additional US$8.3 million was spent on the plant expansion and US$6.4 million on the power plant at the mine. US$16.6 million and US$13.3 million was spent on the Gounkoto and Massawa feasibility projects respectively. Capital expenditure also includes US$28.3 million in respect of the company’s share of the assets owned through a joint venture asset leasing company with DTP Terassement, the group’s open pit contractor, which owns the mining equipment and leases it to Randgold’s operations at Loulo, Tongon and Gounkoto.
The decrease in the long term ore stockpiles from US$34.2 million to US$9.1 million is due to the depletion of ore at Morila as the mine progresses towards the end of its life, currently expected to be 2013.

The decrease of US$4.0 million in non-current receivables from December 2009 to December 2010 is the result of prior year receivables being considered current at 31 December 2010.
The increase in current inventories and ore stockpiles of US$86.4 million in the current year is partly attributable to Tongon stockpiles now being included, following commencement of mining activities in April 2010, as well as Tongon dore at year end. Gold in dore at Tongon amounted to 23 428 ounces at year end valued at a production cost of US$11.3 million (net realisable value of the gold at a gold price of US$1 410 at year end was US$33.0 million). The increase also reflects the additional Tongon mine consumables balance.
The decrease in short term receivables is the primarily due to the settlement of US$26.0 million of TVA at Loulo and Morila, the settlement of contractor receivables and improved debtors management.
The decrease in cash and cash equivalents to US$366.4 million at 31 December 2010, down from US$589.7 million at 31 December 2009, is the consequence of significant investments in property, plant and equipment, as outlined above, offset by strong cash flows from operations and the cash received from the ARS settlement, TVA repayment at Loulo and Morila and the sale of Volta Resources shares.
During the year the number of Volta shares held decreased by 14 million as a result of sales in the market. Consequently the current available-for-sale financial assets represent primarily an investment in 6 million Volta Resources shares with a market value at the year end of US$14.4 million.
The increase in deferred tax liability of US$12.6 million in the current year compared to US$4.8 million in the prior year is attributable to the continued capital development at the Loulo mine.
The increase in rehabilitation provisions from US$16.9 million at 31 December 2009 to US$29.6 million at 31 December 2010 is the result of the new provision for the Tongon mine of US$9.7 million, as well as an increase in the provision for the Loulo mine due to the larger footprint left by the additional pits.
The financial instruments liability decreased from US$25.3 million at 31 December 2009 to nil at the end of December 2010 following delivery into the final 41 748 ounces of the Loulo hedge programme. The group is now fully exposed to the spot gold price on all gold sales.
The increase in trade and other payables of US$13.2 million in the current year mainly reflects the effect of additional contractors and accruals at Tongon mine of US$18.4 million, offset by movements in the balances elsewhere in the group.
The current tax payable balance of US$8.0 million at 31 December 2010 is higher than the balance of US$3.6 million at 31 December 2009 following the expiration of the Loulo tax exoneration period (November 2010) and the timing of tax payments at Morila.
CONSOLIDATED CASH FLOW STATEMENT

	Unaudited	Audited
	12 months	12 months
	ended	ended
US$000	31 Dec 2010	31 Dec 2009

Profit after tax	120 631	84 263
Income tax expense	24 524	21 450

Profit before income tax	145 155	105 713
Adjustment for non-cash items	(2 782)	36 386
Effects of change in operating working capital items	(24 206)	(60 728)

Receivables	26 353	(73 683)
Inventories and ore stockpiles	(61 355)	(12 673)
Trade and other payable	10 796	25 628

Income tax paid	(10 378)	(17 624)

Net cash generated from operating activities	107 789	63 747

	Unaudited	Audited
	12 months	12 months
	ended	ended
US$000	31 Dec 2010	31 Dec 2009

Additions to property, plant and equipment	(410 810)	(196 701)
Acquisition of Moto	—	171 132
Acquisition of 10% of issued shares in Kibali	—	(56 915)
Sale of shares in Volta Resources	25 002	—
Acquisition of shares in Volta Resources	(1 204)	—
Proceeds from return of ARS Funds	42 000	—

Net cash used by investing activities	(345 012)	(82 484)

Proceeds from issue of ordinary shares	30 578	362 320
Decrease in long term loans	(1 275)	(1 566)
Dividends paid to company’s shareholders	(15 346)	(9 967)

Net cash generated from/(used by) financing activities	13 957	350 787

Net (decrease)/increase in cash and cash equivalents	(223 266)	332 050
Cash and cash equivalents at beginning of period	589 681	257 631

Cash and cash equivalents at end of period	366 415	589 681

NON-GAAP MEASURES
Randgold Resources has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.
These measures are explained further below:
Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.
Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.
Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Randgold previously calculated total cash costs per ounce by dividing total cash costs, as defined above, by ounces produced, as permitted under the guidance. Randgold previously calculated cash operating costs per ounce by dividing cash operating costs, as defined above, by ounces produced. Given the significant difference between ounces produced and ounces sold in the current quarter, together with the fact that, under the definitions above, costs relating to ounces produced but not sold are recognised in the quarter when the ounces are actually sold, the company deemed it appropriate to change the bases for these calculations by dividing total costs and cash operating costs by ounces sold, as this would better match the timing of costs and sales recorded. Historically, this change would not have resulted in materially different cash costs per ounce, however, in the current quarter the difference was significant and consequently the numbers have been restated on this basis.
Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
Gold on hand represents gold in dore at the mines multiplied by the prevailing spot gold price at the end of the period.
The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
US$000	2010	2010	2009	2010	2009

Gold sales on spot	148 402	123 830	151 055	505 889	476 553
Loss on hedging contracts	(4 763)	(7 995)	(12 425)	(21 336)	(43 773)
Elimination of intercompany sales	1 212	469	523	3 116	1 414

Gold sales	144 851	116 304	139 153	487 669	434 194

Mine production costs	74 207	58 395	57 021	247 850	196 318
Movement in dore	(10 951)	(1 039)	(176)	(13 289)	(901)
Movement in stockpiles	(1 817)	5 269	209	(2 120)	6 935
Movement in gold in process	(73)	(690)	574	(743)	(293)
Transport and refinery costs	496	388	432	1 653	1 594
Royalties	8 096	6 569	8 154	27 680	25 410
Other mining and processing costs	8 305	3 893	5 730	20 598	19 073
Elimination of intercompany sales	5 144	857	155	7 414	1 047

Total cash costs	83 407	73 642	72 099	289 043	249 183

Profit from mining activity	61 444	42 662	67 054	198 626	185 011

Ounces produced	132 099	101 468	137 332	440 107	488 255

Total cash cost per ounce per ounces produced*	631	726	525	657	510

Cash operating cost per ounce per ounces produced*	570	661	466	594	458

Ounces sold	108 856	100 373	137 504	413 262	486 324

Total cash cost per ounce per ounces sold*	766	734	524	699	512

Cash operating cost per ounce per ounces sold*	692	668	465	632	460

Gold on hand at period end*	40 858	9 060	2 620	40 858	2 620

*	Refer to explanation of Non-GAAP measures provided, including the changes in the basis of the measurement of costs per ounce.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Total equity	Non-
	Number of	Share	Share	Other	Retained	attributable	controlling	Total
	ordinary	capital	premium	reserves*	earnings	to owners	interests	equity
	shares	US$000	US$000	US$000	US$000	of parent	US$000	US$000

Balance - 31 Dec 2008 (audited)	76 500 324	3 827	455 974	(31 387)	245 982	674 396	13 745	688 141

Movement on cash flow hedges -
Transfer to income statement	—	—	—	44 339	—	44 339	—	44 339
Fair value movement on financial instruments	—	—	—	(17 609)	—	(17 609)	—	(17 609)

Currency translation differences	—	—	—	1 386	—	1 386	(339)	1 047

Gain on available-for-sale financial assets	—	—	—	8 970	—	8 970	—	8 970

Net profit	—	—	—	—	69 400	69 400	14 863	84 263

Total comprehensive income for the period	—	—	—	37 086	69 400	106 486	14 524	121 010

Share-based payments	—	—	—	9 564	—	9 564	—	9 564

Share options exercised	1 214 248	61	32 516	—	—	32 577	—	32 577

Exercise of options previously expensed under IFRS 2+	—	—	16 526	(16 526)	—	—	—	—

Shares vested#	7 454	—	261	(261)	—	—	—	—

Dividend relating to 2008	—	—	—	—	(9 967)	(9 967)	—	(9 967)

Capital raising	5 750 000	287	341 844	—	—	342 131	—	342 131

Costs associated with capital raising	—	—	(12 388)	—	—	(12 388)	—	(12 388)

Moto acquisition	6 628 769	331	483 038	20 317	—	503 686	23 030	526 716

Acquisition of 10% of issued shares in Kibali	—	—	—	—	—	—	(14 524)	(14 524)

Balance - 31 Dec 2009 (audited)	90 100 795	4 506	1 317 771	18 793	305 415	1 646 485	36 775	1 683 260

Movement on cash flow hedges -
Transfer to income statement	—	—	—	14 242	—	14 242	—	14 242

Movement on available-for-sale financial assets - Transfer to income statement	—	—	—	(16 381)	—	(16 381)	—	(16 381)
Fair value movement on available-for-sale financial assets	—	—	—	19 157	—	19 157	—	19 157

Other comprehensive income	—	—	—	17 018	—	17 018	—	17 018

Net profit	—	—	—	—	103 501	103 501	17 130	120 631

Total comprehensive income for the period	—	—	—	17 018	103 501	120 519	17 130	137 649

Share-based payments	—	—	—	11 843	—	11 843	—	11 843

Share options exercised	973 403	49	30 529	—	—	30 578	—	30 578

Exercise of options and vesting of shares previously expensed under IFRS 2+	—	—	13 587	(15 364)	—	(1 777)	—	(1 777)

Shares vested#	7 972	—	433	(433)	—	—	—	—

Lapsed options originally issued on acquisition of Moto	—	—	—	(261)	—	(261)	—	(261)

Dividend relating to 2009	—	—	—	—	(15 346)	(15 346)	—	(15 346)

Balance - 31 Dec 2010 (unaudited)	91 082 170	4 555	1 362 320	31 596	393 570	1 792 041	53 905	1 845 946

#	Restricted shares were issued to executive directors, non-executive directors and senior management as remuneration. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

+	Movement in recognition of options exercised includes the exercise of options issued as part of the acquisition of Moto.

*	Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges, as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.
At 31 December 2010, the balance of the share-based payment reserve amounted to US$18.4 million (31 December 2009: US$22.7 million). The foreign currency translation reserve remained unchanged at US$1.4 million at 31 December 2010 and the movements in current available-for-sale financial assets amounted to US$11.8 million as at 31 December 2010 (31 December 2009: US$9 million). The balance of the hedging reserve was nil (31 December 2009; a debit of US$14.2 million).

FORWARD COMMODITY CONTRACTS
During the quarter the final 8 496 ounces of gold under the Loulo hedge programme were delivered. Consequently the group is now fully exposed to the spot gold price on all gold sales.
PROSPECTS
Despite the challenges of 2010 Randgold Resources’ four year organic growth profile remains intact. Assuming the situation in the Côte d’Ivoire does not impact upon operations much longer, the group forecast production for 2011 is 750 000 to 790 000 ounces which is a 70% increase on 2010. On an equity attributable basis this equates to approximately 640 000 to 670 000 ounces compared to 373 706 ounces in 2010.
Considering the situation in the Côte d’Ivoire and given the ongoing remedial work planned for the Yalea underground in the first quarter, as well as the anticipated contribution from Gounkoto starting in July, the production forecast is skewed towards the second half of the year.
Notwithstanding the additional non-cash adjustments relating to the Morila stockpiles, management is targeting total cash costs per ounce for the group, after royalties and taxes, of less than US$600/oz for 2011, assuming current prevailing oil price and Euro-Dollar exchange rates, which movements have a significant impact on operating costs.
Continued growth in production over the following four years is forecast from increasing grades out of Loulo, Gara and Gounkoto with Kibali adding to production in 2014. Consequently, on the back of this forecast increase in grade, the group total cash costs based on current prevailing input cost parameters, are forecast to reduce to the lower US$400/oz range over the same period.
Given the company’s exploration success, exploration expenditure is expected to remain high in the coming year. Significant capital expenditure will also be incurred across the group as part of its planned growth in production, including on the Massawa feasibility project in Senegal, targeted to be concluded by the end of the year, and at Kibali in the DRC, where the mine construction start-up is targeted for mid-year. At Gounkoto, capital expenditure will be focused on the first six months of the year, leading up to production anticipated to start in the second half of the year. Capital at Loulo will be focused on the Yalea and Gara underground mine developments as well as the plant upgrade as part of the Gounkoto start-up. Total group capital expenditure for 2011 is anticipated to be approximately US$310 million.
The group’s updated annual reserve statements will be published with the release of the annual report at the end of March 2011.
The company continues to maintain its focus on organic growth through discovery and development of world class orebodies, and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on gold in Africa.
The directors confirm to the best of their knowledge that:
a)	these fourth quarter and year end results have been prepared in accordance with IAS 34 as adopted by the European Union; and

b)	the interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).
By order of the board.

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

7 February 2011
The financial information set out in this announcement was approved by the board of directors on 31 January 2011. No significant events, other than those disclosed in this document, have occurred between 31 December 2010 and that date. The financial information set out in this announcement does not constitute the group’s statutory financial statements for the years ended 31 December 2010 or 31 December 2009. The group’s statutory financial statements for 2010, will be delivered to the Jersey Registrar of Companies in due course. The results for 2010 are unaudited. The statutory financial statements for the year ended 31 December 2010 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and the independent auditors’ report will be based on those statutory financial statements once they are complete. The group’s statutory financial statements for 2009 have been delivered to the Jersey Registrar of Companies. The auditors reported on those financial statements and gave an unqualified report which did not contain a statement under Article 111(2) or Article 111(5) of the Companies (Jersey) Law 1991.
BOARD PROPOSES INCREASED DIVIDEND
Randgold Resources’ board of directors has recommended an annual dividend for the period ended 31 December 2010 of US$0.20 per share, up 18% on the US$0.17 per share for the previous year. The board agreed that, in accordance with best practice, the resolution for the dividend would be submitted to shareholders for approval at the company’ annual general meeting scheduled for Tuesday 3 May 2011. If the dividend is approved by shareholders it is anticipated that payment would be made by the end of May 2011.
Although subject to shareholders approving the resolution to pay a dividend, shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on the company’s website (www.randgoldresources.com) and posting it back to the transfer secretaries, to be received by Friday 13 May 2011.
RANDGOLD RESOURCES NEWS UPDATES
“The past year’s relative underperformance will not dent our overall growth profile, which projects significant production increases and cash cost reductions over the next five years.” Randgold Resources CEO Mark Bristow answers questions frequently asked by analysts.
For the first time in years the Randgold Resources share price has underperformed the market. What are investors telling you?
They’re disappointed by the continued lack of delivery at Loulo and they’re worried about the political impasse in the Côte d’Ivoire. The first we can control and we’re fixing it. The second is out of our hands but we’re managing the situation in so far as it affects us.
What’s gone wrong at Loulo?
The blunt answer is a lack of proper planning and scheduling, with inadequate management. We have made substantial changes to the management and what is virtually a new team is driving the turnaround. Ted de Villiers, a highly experienced miner, joined our group executive in December in the newly created position of group general manager: mining and since then he has spent most of his time at Loulo working with the turnaround team on the underground as well as the open pit schedules. He is in fact leading a complete re-audit of our underground mining strategy and plans, and in effect is redeveloping the entire Yalea underground mining schedule, a process which will take until March to complete. It’s a big challenge but I believe we’re up to it.
How will the time required for the remedial action impact on this year’s production from Loulo?
The forecast for the year is still 440 000 ounces from the Loulo/Gounkoto complex. Yalea’s underground production will be severely affected during the first quarter while the re-engineering is in progress but the anticipated ore shortfall is expected to be made up from other available sources. As we guided, 2011 production will be skewed towards the second half of the year when grades are projected to average around 5g/t compared to the first half’s expected grades of around 3g/t. The higher grades in the second half are forecast to come from both underground mines at Loulo. There will also be a significant contribution from Gounkoto, which is forecast to start producing by the middle of the year. Looking further ahead, the complex is forecast to continue to grow production to plus 600 000 ounces and, assuming current input costs, to reduce unit costs to the lower US$400/oz range by 2014 on the back of higher grades from Gara and Yalea underground and Gounkoto.
So Loulo is getting back on track. How concerned are you about Tongon?
It’s been a real roller-coaster. First there was the excitement of commissioning a new mine, plus the satisfaction of achieving this on time in a country distracted by political change. Then, almost simultaneously, there was an apparently successful first round of the long-awaited presidential elections, followed a few weeks later by the still unresolved second-round stalemate. It’s obviously a very difficult situation but it’s important to note that we don’t see the loss of the project as a real possibility. We’ve been dealing, diplomatically and productively, for years with the factions that now constitute the rival governments, and our team continues to do a great job of steering the operation sensitively through a complex and dynamic set of circumstances. It’s a tribute to them that they are so ably dealing with the impact of the political fallout on their entire operating environment while keeping the project on track, albeit at a slower pace.
Operationally, we expect to complete Tongon’s second mill stream in February but we’re not planning to run it until the political situation has settled down. The single-stream operation enables us to run as efficiently as possible, conserving our stores in case of supply disruptions. On oxide treatment, a single mill stream efficiently processes around 280 000 tonnes per month. We have revised our estimates for the first quarter of the year accordingly, and we hope that things will slowly return to normal from the second quarter.
While profits were up substantially, it wasn’t a great year for Randgold in terms of performance. How disappointed are you?
We warned the market that, with all that was happening, 2010 was going be tough — we just didn’t expect it to be quite this tough. The real disappointment is that the Loulo problem has distracted attention from the year’s very substantial achievements. We took Gounkoto from an electromagnetic anomaly to the birth of a major mine, which will be contributing to production by July, in just over two years. We commissioned Tongon in the face of some very challenging circumstances and we’re still running it despite the Ivorian impasse. We completed the feasibility update on Kibali, which has been rescoped as a significantly larger operation, and we’ve made good progress with the pre-development work there, speeding up the planned start of construction by six months. The development of the Gara mine is on track and up to standard. Morila beat its production and cost budget. Our exploration programmes continued to deliver more ore for Loulo and to expand the value of Gounkoto and Kibali. All in all, therefore, we didn’t do too badly.
Kibali is generating a lot of excitement. Given the difficulties you’ve experienced with Yalea, aren’t you concerned about its substantial underground component? And what about the risk of developing such a big mine in the DRC?
Randgold is very good at learning, especially from its mistakes. The lessons of Yalea are already paying off at Gara, where the development has so far gone well. The biggest lesson is that you need to understand the project completely, that you evaluate and plan it in painstaking detail, and that you employ the right people from the start. And don’t forget that our partner at Kibali is AngloGold Ashanti, with its wealth of underground mining experience. As for the country risk, running businesses in Africa is what we do. Our risk assessment and management expertise, our understanding of African culture and perhaps above all our highly successful stakeholder partnership strategy, have given us the confidence to commit to this new region.
The past year’s problems have revived concerns that Randgold’s management is too thinly stretched - that it’s still a one-man show, in fact.
We’re acutely aware of the need to attract, retain and develop the best people in our business. Over the past two years we have expanded and strengthened our top management team, we’ve staffed two new business units at Tongon and Kibali and managed the expansion of the Loulo/Gounkoto complex. We’re working on a strategy to identify and address our strategic management risks and to drive skills development at the supervisory and management levels. So we’re certainly not complacent about this issue but I must say that, far from being a one-man show, Randgold has long been renowned for having one of the very best management teams in its industry.
Looking ahead?

Our strategy of creating and increasing real stakeholder value remains absolutely intact. Despite the setbacks of 2010, we remain firmly on course to realise all our ambitions and achieve our long term targets. And we are one of the few companies who have the balance sheet backing to ensure that we can do this without going to the market for funding. The past year’s relative underperformance will not dent our overall growth profile, which projects significant production increases and cash cost reductions over the next five years.
And finally, your view of the gold price?
Smart investors believe that so-called quantitative easing and the wholesale printing of money is inevitably flowing through to the money supply and must result in high inflation and value destruction. Gold is the only currency you don’t have to provide security against, so it’s hard to see what would make the price go down. There’s a lot of over-promotion and speculation in our industry, but ultimately gold is not a bad business to be in if one is committed to the basic commercial criteria of being profitable and delivering value to one’s stakeholders.
KIBALI FEASIBILITY UPDATE POINTS TO ENLARGED SCALE
An update on the Kibali feasibility study was presented to the joint venture board in January. The revised open pit and underground mining designs and schedules indicate that the available ore can support an increased scale of 4 million tonnes per annum over a 19-year mine life for the operation. Initial reviews have indicated that an even larger operation of up to 6 million tonnes per annum could also be supported.
Chief executive Mark Bristow said the key challenge of optimising and integrating the open pit and underground mining plans to feed the size of plant merited by the Kibali orebody had been met. The study is now going through a process of further optimisation of the mining and processing rates, and the scheduling of the capital, ahead of final design and approval targeted for mid-year.
“It’s only 12 months since we closed the acquisition deal and in that time our teams have made enormous progress, significantly expanding the resource, processing a comprehensive commercial and technical assessment and advancing the pre-development programme, including its social relocation component, so rapidly that we’ve been able to bring the start-up date for construction ahead by six months,” he said.
Group GM evaluation and environment Rod Quick, whose team has led the development, said: “Kibali is shaping up as a real opportunity for Randgold to deliver another world class gold producer in Africa. It has also given our design and construction teams the opportunity to apply the skills and experience they gained from the successful development of our West African mines in this new gold region.”
The increased scale of the operation is based on the relatively low strip ratios in the pits and an option to quickly access higher grade underground ore with a single decline beneath the KCD pit. Preliminary economic assessment of the 4 million tonnes and 6 million tonnes scenarios shows both producing healthy returns. The bigger operation would substantially improve the production profile, bringing significant production forward into the first 10 years of the mine’s life. Work continues to determine the optimum throughput level and the scheduling of capital required for the larger-scale operation.
The larger operation would necessitate an early 2012 start on the decline followed by an early 2014 commencement of the vertical shaft sink. A mid-2012 start on open-pit mining is still required to support the planned mid-2013 plant start-up.
Bristow noted that on its currently conceived scale, Kibali was already the size of Randgold’s combined Loulo/Gounkoto operation. “There’s always risk in developing a project of this size, particularly in a challenging part of the world, but we’ve learned that the best way of managing that risk is to build partnerships, to do what you say you’re going to do, and to deal with cost by shortening decision and delivery times. Of course, at Kibali we’ll be sharing the risk with our JV partners AngloGold Ashanti, who also have a wealth of experience in building and running mines in Africa.”
Bristow said Kibali had already laid the foundation for success by developing a transparent, committed and constructive partnership with all its stakeholders.

GOUNKOTO — FROM DISCOVERY TO MINING IN JUST 26 MONTHS
Mining started in January this year at Gounkoto, the 6 million ounce deposit located on the Loulo permit and just 25 kilometres south of the plant. Ore will be stockpiled until the crusher station is completed in mid-year, after which the crushed ore will be hauled by trucks to the Loulo plant for processing on a toll-treat basis.
Reviewing a successful year of exploration, head of Randgold’s exploration team Paul Harbidge said: “It took Randgold just 26 months to start mining Gounkoto, from the day the first discovery borehole, drilled to evaluate an electromagnetic target, returned 46 metres at 13g/t.”
Until then, Gounkoto, the latest in a long line of the company’s discoveries, had been one of a series of conceptual geophysical targets generated from a detailed airborne electromagnetic survey.
“One of the most important aspects to target generation is modelling and building layers of data and information and we do this all the time. It was really the introduction of another layer of data and getting our generative team to review and re-prioritise our drill targets that highlighted the Gounkoto target as a potential drill target,” says Harbidge.
“Gounkoto took 12 years to discover and although it appeared in our list of priority targets it was, until the EM survey, always ranked as a low priority target because there was no extensive surface expression. Based on our findings, we now know that the orebody is covered by alluvial river gravels in the south and a barren greywacke thrust in the north. With the EM’s new layer of data highlighting a stronger north west linear anomaly it became a drill target and the first borehole changed everything. The geologists immediately recognised that there was something special — in fact world-class -about Gounkoto. The mineralisation is sedimentary, hosted and located between a hangingwall shear and footwall mylonite; rocks are intensely altered, creating competency contrasts; it is a high sulphidation deposit with pyrite as the main sulphide phase; and gold grades not only average over 5g/t but individual assays are consistent in their high-grade tenure.”
While mining is now already underway, exploration continues at Gounkoto where the mineralisation is still open in all directions. Latest results have highlighted additional opportunities at shallow levels, while deeper drilling indicates strong potential for an underground operation. In the jog zone at depth, wide zones have been returned: GKDH281 — 100 metres at 8.37g/t and GKDH283 — 55.3 metres at 11.6g/t. A little deeper, at 400 vertical metres, GKDH271 has returned 31.7 metres as 23.91g/t, while in the south of the deposit, at 250 to 300 metres below surface, GKDH055 has returned 35.55 metres at 11.01g/t and GKDH061 37 metres at 7.63g/t. Drilling continues to test this very exciting mineralisation.
Elsewhere on the Loulo permit, deeper drilling at the Loulo 3 deposit is returning very encouraging results; Loulo 3 is located on the very prospective Yalea structure and these results highlight the potential at depth over a 5 kilometre zone which also includes the Loulo 1 and 2 satellite deposits.
At the Kibali project, meanwhile, the exploration effort is turning to the discovery of additional ounces now that the feasibility update is being completed. Among the wide range of targets is the Sessengue-KCD deposit, which has already been evaluated over 2 kilometres and to a depth of 800 metres. Mineralisation is still open and a programme of deep drilling is planned to test the down-plunge potential as well as the adjacent Gorumbwa deposit, which currently has a 0.77Moz resource.
As head of one of the industry’s most successful exploration teams, Paul points out that exploration has always been the engine that drives Randgold Resources’ long term value creation.
NEW TEAM STABILISES YALEA, TARGETS TECHNICAL ISSUES FOR FRESH LOOK
After a difficult year in which the development of the Yalea underground mine suffered setbacks from technical problems exacerbated by a series of personnel changes, the operation has been stabilised under a new team. Led by recently appointed group general manager: mining, Ted de Villiers, the team is addressing the remaining issues which need to be fixed for Yalea to meet its forecast targets.
Chief executive Mark Bristow says by mid-year management had to face the fact that development and ore production at Yalea were still behind schedule, that ventilation conditions were unsatisfactory and that the temporary water handling system was poorly managed.

“We decided to take drastic action, starting by changing the underground management, which is now headed by Mamou Touré. The new management systematically addressed the main problems and made some significant progress in spite of the tough conditions,” he says.
“An improved ventilation system was designed and is being implemented. This includes the new ventilation decline and second outlet from the Yalea pit, and a return air ventilation hole from the stopes to the P125 pit. The underground teams were reorganised and retrained. Some new stope layout and support designs were introduced. Substantial progress was made in establishing the surface infrastructure, and the rock handling system — including draw-point loading, crushing and conveying to surface — was shown to be capable of handling up to 4 700 tonnes per day. Implementation of the ISO system also got underway.”
However, since December the team has identified some additional problems which require attention. These mainly concern geotechnical issues, stope sequencing and the backfill system. Ted de Villiers and his team are now implementing the necessary remedial actions according to industry best practice.
Says de Villiers: “Some deterioration in the condition of the stopes necessitated the re-planning of the stoping layout, sequencing and backfill system before the mining of the succession stope can commence. The efficacy of the new stope design will be subjected to a full geotechnical assessment, based on current geotechnical conditions.”
De Villiers said while it would take time to execute the remedial measures, the team believed that the Yalea underground mine could start delivering its full scheduled production by the middle of this year.
Registered office:
3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands
Web-site: www.randgoldresources.com
Registrars: Computershare Investor Services (Jersey) Limited, Queensway House, Hilgrove Street
St. Helier, Jersey, JE1 1ES, Channel Islands
Transfer agents: Computershare Services PLC, PO Box 663, 7th Floor, Jupiter House,
Triton Court, 14 Finsbury Square, London EC2A 1BR
Investor and media relations: Kathy du Plessis on Telephone +44 207 557 7738
e-mail: randgoldresources@dpapr.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2009 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2010. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.